Exhibit 99.33

NexGen Returns Strongest Assay to Date in the A3 Shear with 10.5m at 8.52% U3O8 and 37.0m at 6.30% U3O8

Vancouver, BC, January 11, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSXV:NXE, OTCQX:NXGEF) is pleased to report assay results from an additional six angled drill holes from the highly successful summer 2015 program on the 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Assays from hole AR-15-61c2 represent the best returned from the A3 shear to date, with strong uranium grades in two separate and wide intersections, including 10.5 m at 8.52 U3O8 and an additional interval of 37.0 m at 6.30% U3O8 including 15.0 m at 10.10% U3O8. This second interval represents a continuous grade x thickness (“GT”) of 236 which is the best to date in the A3 shear. Hole AR-15-59c3 also intersected high- grade uranium mineralization at the currently defined southwest extent of the A3 shear including 4.5 m at 13.17% U3O8.

High-grade uranium intercepts in the A3 shear from holes AR-15-61c2 and -59c3 are open and represent top priority drill targets for the 30,000 m winter 2016 drill program (see News Release dated January 7, 2016 for further details on winter 2016 drilling).

AR-15-62 which intersected 30.35 m of off-scale radioactivity (>10,000 to >61,000 cps) in the higher grade A2 sub-zone (see News Release dated October 29, 2015) is the only hole that has assay results pending from the summer 2015 program.

Drill hole locations, and the A2 and A3 long sections are shown in Figures 1 to 3, and assay results are shown in Table 1.

Highlights:

A3 Shear

•	AR-15-61c2 (245 m down-dip and to the southwest from AR-15-48c1) intersected 10.5 m at 8.52% U3O8 (773.5 to 784.0 m), and a separate interval of 37.0 m at 6.30% U3O8 (804.0 to 841.0 m) including 15.0 m at 10.10% U3O8 (826.0 to 841.0 m).

•	Hole AR-15-61c2 returns a continuous GT of 236, which is the highest to date within the A3 shear.

•	AR-15-59c3 (230 m down-dip and to the southwest from AR-15-48c1) intersected 4.5 m at 13.17% U3O8 (668.5 to 673.0 m).

•	AR-15-61c1 (67 m up-plunge to the northeast of AR-15-52) intersected 14.0 m at 3.57% U3O8 (718.5 to 732.5 m).

•	AR-15-60c2 (275 m down-dip and to the northeast from AR-15-48c1) intersected 10.0 m at 2.49% U3O8 (842.5 to 853.0 m).

A2 Shear

•	AR-15-60c2 (165 m down-dip and to the northeast from AR-15-44b) intersected 23.0 m at 1.15% U3O8 (650.0 to 673.0 m).

Arrow, Activities & Financial

•	The land-based and basement hosted Arrow zone currently covers an area of 645 m by 235 m with a vertical extent of mineralization commencing from 100 m to 920 m, and remains open in all directions and at depth.

•	The winter 2016 program comprising 30,000 m of drilling has now commenced with six rigs.

•	The release of a maiden NI 43-101 resource estimate on the Arrow zone is scheduled for the first half of 2016.

•	The company has cash on hand of approximately $34M.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “We are at an exciting time in the development of the Arrow zone, as we continue to discover and prove up significant high-grade mineralization within multiple shear zones. Hole AR-15-61c2 has returned a continuous GT of 236 from 37.0 m at 6.30% U3O8, which is the highest continuous GT in the A3 to date. The A3 shear has developed into an important component of Arrow, hosting multiple drill holes with mineralized intercepts greater than 100 GT. Further testing of the A3 shear will continue during the winter 2016 drill program.”

Leigh Curyer, Chief Executive Officer, commented: “Intersecting the best hole to date in the A3 shear in one of the last holes of the summer 2015 program leads NexGen into a very exciting winter 2016 drill season. The team looks forward to continuing to develop these higher grade zones now identified within the A3 shear along with a number of other 2016 drill program objectives within all shears and outside the currently defined extents of the Arrow zone.”

Table 1: Arrow Zone Assay Results

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-15-59c3	150	-75	888.00	102.20	488.00	502.00	14.00	0.14
					510.50	526.00	15.50	0.26
					556.00	559.00	3.00	0.09
					563.50	564.50	1.00	0.02
					566.00	567.00	1.00	0.05
					573.00	574.50	1.50	0.08
					587.50	589.00	1.50	0.09
					606.00	606.50	0.50	0.03
					612.00	615.00	3.00	0.11
					668.50	673.00	4.50	13.17
					679.00	679.50	0.50	0.04
					686.00	687.00	1.00	0.15
					692.00	692.50	0.50	0.01
					703.00	703.50	0.50	0.02
					708.00	708.50	0.50	0.02
					724.00	724.50	0.50	0.07
					741.00	743.50	2.50	0.04
					746.50	748.00	1.50	0.02
					751.00	755.50	4.50	0.62
					759.50	760.50	1.00	0.08
					772.50	773.50	1.00	0.32
					821.00	821.50	0.50	0.14
					828.50	831.50	3.00	0.39
					835.00	835.50	0.50	0.02
					841.50	842.00	0.50	1.15
					854.50	866.00	11.50	0.39
					871.50	872.00	0.50	0.12
AR-15-59c4	150	-75	987.00	102.20	500.00	502.50	2.50	0.15
					510.50	529.00	18.50	0.25
					532.50	535.50	3.00	0.29
					543.50	544.00	0.50	0.04
					546.00	548.00	2.00	0.09
					551.50	555.50	4.00	2.81
					558.50	565.00	6.50	3.95
					568.00	570.50	2.50	0.46
					574.50	585.00	10.50	0.56
					590.00	604.50	14.50	0.20

					607.50	609.50	2.00	0.27
					619.50	635.00	15.50	0.17
					638.00	644.00	6.00	0.02
					646.50	656.00	9.50	0.06
					659.00	664.00	5.00	0.19
					674.50	684.00	9.50	0.56
					686.50	687.00	0.50	0.04
					690.00	692.50	2.50	0.02
					697.50	699.00	1.50	0.01
					717.00	726.50	9.50	0.18
					731.00	735.00	4.00	0.10
					738.00	752.50	14.50	0.28
					763.00	768.00	5.00	0.03
					776.50	777.00	0.50	0.03
					800.00	801.00	1.00	0.01
					802.50	813.00	10.50	0.53
					855.50	856.50	1.00	0.32
					874.50	877.00	2.50	0.49
AR-15-60c1	140	-75	735.00	106.60	397.00	404.00	7.00	0.04
					433.00	448.00	15.00	0.05
					579.50	585.00	5.50	0.23
					588.00	590.00	2.00	0.05
					605.00	630.00	25.00	0.50
					633.50	634.00	0.50	0.04
					637.50	640.00	2.50	0.07
					644.50	646.50	2.00	0.23
					651.00	653.00	2.00	0.02
					655.50	656.00	0.50	0.57
					667.50	671.00	3.50	0.08
					683.50	687.00	3.50	0.97
					693.50	698.00	4.50	1.36
					703.50	715.50	12.00	0.05
AR-15-60c2	140	-75	951.00	106.60	396.00	406.50	10.50	0.04
					436.00	487.00	51.00	0.04
					565.00	573.50	8.50	0.02
					582.00	590.50	8.50	0.04
					650.00	673.00	23.00	1.15
					675.50	681.00	5.50	0.34
					683.50	693.00	9.50	0.12
					699.50	708.00	8.50	0.60
					711.00	714.00	3.00	0.02

					734.00	735.00	1.00	0.06
					764.50	767.00	2.50	0.14
					804.00	807.00	3.00	0.21
					818.00	820.00	2.00	0.03
					829.50	840.00	10.50	0.10
					842.50	853.00	10.50	2.49
AR-15-61c1	150	-74	933.00	110.25	536.00	548.00	12.00	0.03
					550.50	551.50	1.00	0.06
					555.50	559.50	4.00	0.04
					562.00	563.00	1.00	2.21
					565.50	568.50	3.00	0.35
					571.00	572.00	1.00	0.04
					576.50	581.00	4.50	0.22
					583.50	585.00	1.50	0.40
					590.00	594.00	4.00	0.59
					601.00	608.00	7.00	0.56
					612.00	613.00	1.00	0.01
					621.00	627.00	6.00	0.40
					638.00	640.50	2.50	0.03
					645.00	645.50	0.50	0.01
					684.00	688.00	4.00	0.11
					694.50	695.00	0.50	0.20
					699.50	700.50	1.00	0.22
					704.00	704.50	0.50	0.01
					714.00	714.50	0.50	0.03
					718.50	732.50	14.00	3.57
					735.00	735.50	0.50	0.01
					738.00	747.00	9.00	1.04
					755.50	756.00	0.50	0.03
					771.50	792.00	20.50	0.04
					795.00	796.00	1.00	0.03
					802.00	802.50	0.50	0.03
					808.00	817.50	9.50	0.07
					822.50	823.50	1.00	1.00
					851.50	852.50	1.00	1.53
					864.00	865.00	1.00	3.36
					897.50	900.50	3.00	0.03
					905.00	905.50	0.50	0.06
AR-15-61c2	150	-74	1053.00	110.25	499.00	510.00	11.00	0.64
					520.00	525.00	5.00	0.03
					555.00	559.50	4.50	1.10

	568.00	581.00	13.00	0.06
	586.50	587.00	0.50	0.03
	593.00	617.50	24.50	0.10
	646.50	649.50	3.00	0.01
	655.50	663.50	8.00	0.05
	669.00	676.00	7.00	1.70
	679.50	692.50	13.00	0.16
	698.50	703.00	4.50	0.16
	712.00	728.00	16.00	0.36
	737.00	741.00	4.00	0.03
	762.50	771.00	8.50	0.39
	773.50	784.00	10.50	8.52
	791.00	792.00	1.00	0.01
	804.00	841.00	37.00	6.30
including	826.00	841.00	15.00	10.10

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

The technical information in this news release has been approved by Garrett Ainsworth, P.Geo., Vice President – Exploration & Development, a qualified person for the purposes of National Instrument 43- 101 – Standards of Disclosure for Mineral Projects. Mr. Ainsworth reviewed the data disclosed in this news release, including the sampling, analytical and test data underlying the information contained in this news release. Mr. Ainsworth has verified that the results are accurate by reviewing the official assay certificates provided to the Company.

Figure 1: Arrow Zone Drill Hole Locations

NexGen
Energy Ltd.
Drillhole Collar (2015)
Drillhole Collar (2014)
Drillhole Trace
Semi-pelitic Gneiss
Mixed gabbro, granodiorite gneiss and semi-pelitic gneiss
Prospective Structure
Mineralization Outline
AR-15-60c2
AR-15-60c1
AR-15-61c2
AR-15-61c1
AR-15-59c4
AR-15-59c3
Longsection Window (A2)
Longsection Window (A3)
A1 Shear
A2 Shear
A3 Shear
A4 Shear
Arrow Strike Length 645 m
Arrow High Grade Core 300 m
Scale 1:5000
50 0 50 100 150
(meters)
NAD83 / UTM zone 12N
N
E
S
W
NexGen Energy Ltd
Rook I
Arrow Drilling
January 11, 2016

Figure 2:A2 Mineralized Shear Longsection

300m
400m
500m
600m
AR-14-30
AR-15-43a
AR-15-57c2
AR-15-57c4
AR-15-57c1
AR-15-41
AR-15-45b
AR-15-58c2
AR-15-48c1
AR-15-58c1
AR-15-48c2
AR-15-57c5
AR-15-57c3
AR-15-42a
AR-15-59c1
AR-15-54c1
AR-15-44b
AR-15-49c2
AR-15-59c2
AR-15-34b
AR-15-59c3
AR-15-48c3
AR-14-10
AR-15-59c4
AR-15-54c2
AR-15-62
AR-15-53c1
AR-15-56c2
AR-15-38
AR-15-52
AR-14-15
AR-15-54c4
AR-15-55
AR-15-61c1
AR-15-61c2
AR-15-51
AR-15-39w1
AR-15-60c1
AR-15-39
AR-15-53c2
AR-15-32
AR-15-54c3
AR-15-56c1
AR-15-56c3
AR-15-37
AR-15-53c3
AR-15-60c2
370 m
300 m

NexGen Energy Ltd.

Radioactive Intersection (Assays Pending)

Uranium Assay Intersection

Selected Assay Results

2015

AR-15-44b: 5.42% U3O8 / 11.0m
9.56% U3O8 / 68.5m
2.65% U3O8 / 34.0m

AR-15-49c2: 8.77% U3O8 / 69.0m

AR-15-54c1: 10.09% U3O8 / 27.5m

AR-15-57c3: 3.94% U3O8 / 81.0m

AR-15-58c1: 2.48% U3O8 / 80.5m
9.72% U3O8 / 35.5m

AR-15-59c2: 10.11% U3O8 / 36.5m

SCALE 1 : 2500

(m)

-20 0 20 40 60

NAD83 / UTM zone 12N

AZIMUTH = 55°

N W E S

NexGen Energy

Arrow Zone

Longitudinal Section - A2 Shear

January 11, 2016

Figure 3: A3 Mineralized Shear Longsection

AR-14-13
AR-14-08
AR-15-57c2
AR-15-57c5
AR-15-57c3
AR-15-48c1
AR-15-45b
AR-15-41
AR-15-54c1
AR-15-58c2
AR-15-59c1
AR-15-59c2
AR-15-54c2
AR-15-49c2
AR-15-42a
420 m
AR-15-59c3
AR-15-61c2
AR-15-59c4
AR-15-44b
AR-15-43a
AR-15-61c1
AR-15-58c1
AR-15-52
AR-15-56c1
AR-15-51
AR-15-54c4
AR-15-56c2
AR-15-48c3
AR-15-53c3
AR-15-39
AR-15-60c2
AR-15-39w1
295 m
500m
600m
700m
800m

Radioactive Intersection (Assays Pending)

Uranium Assay Intersection

Selected Assay Results 2015

AR-15-41:	0.43% U3O8 / 84.0m
	4.98% U3O8 / 2.0m
	4.30% U3O8 / 20.5m
AR-15-48c1:	5.43% U3O8 / 24.0m
AR-15-56c1:	12.06% U3O8 / 6.5m
	1.14% U3O8 / 28.0m
AR-15-57c2:	0.80% U3O8 / 31.5m
	5.89% U3O8 / 29.5m
AR-15-57c3:	2.74% U3O8 / 50.5m
AR-15-61c2:	8.52% U3O8 / 10.5m
	6.30% U3O8 / 37.5m

SCALE 1 : 2500
(m)
-20 0 20 40 60
NAD83 / UTM zone 12N

AZIMUTH = 55°
N W E S

NexGen Energy
Arrow Zone
Longitudinal Section - A3 Shear
January 11, 2016

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

The TSXV has neither approved nor disapproved the contents of this press release. Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.